UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 15 July 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press release

Harmony provides quarterly and year end guidance; update on Doornkop's future

- Quarterly gold production up 4% to 5%
- More than 3 100 jobs (employees plus contractors) saved at the Doornkop mine, with the mine finalising its restructuring process and positioning it to return to profitability

Johannesburg: Wednesday, 15 July 2015. Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") is pleased to advise that gold production during the June 2015 quarterly is likely to be 4% to 5% higher quarter-on-quarter, while gold production for FY15 ended 30 June 2015 is estimated to be at 1.08 million ounces.

On 19 May 2015, Harmony started a 60 day consultation process with organised labour at its Doornkop mine in terms of section 189a ("Section 189a") of the Labour Relations Act, 66 of 1995 ("LRA") with a view to find ways to return the mine to profitability or to place the mine on care and maintenance. Following several meetings with organised labour, Harmony and the unions have agreed to a new operational plan for Doornkop that will return the mine to profitability, thus saving a significant number of jobs.

Doornkop mine's newly agreed plan provides for more than 3 100 employees (including contractors), with only 526 employees (including contractors) being affected. The majority of these employees have been transferred to other operations. Of the 526, about 183 people will either be re-skilled for redeployment elsewhere in Harmony or may elect to accept a voluntary severance package.

Harmony chief executive officer Graham Briggs, said: "The outcome of the Doornkop discussions is testimony to what can be achieved when all parties engage with the same aim in mind – finding a sustainable solution to ensure the viability of the mine and at the same time securing the majority of jobs. We would like to acknowledge the role of union leadership and wish to thank them for assisting us in securing Doornkop's future."

Harmony's results for the quarter and year ended 30 June 2015 will be released on Tuesday, 18 August 2015. Please refer to http://www.harmony.co.za/investors for dial-in and webcast information.

Issued by Harmony Gold Mining Company Limited

For more details contact:

Henrika Ninham
Investor Relations Manager
Tel: +27 (0)82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)82 888 1242 (mobile)

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 15, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director